

Mail Stop 3030

August 31, 2015

Via E-mail
Paul Kinnon
Chief Executive Officer
Transgenomic, Inc.
12325 Emmet Street
Omaha, NE 68164

      Re: Transgenomic, Inc.
             Form 10-K for the fiscal year ended December 31, 2014
             Filed April 15, 2015
             File No. 001-36439

Dear Mr. Kinnon:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                               Sincerely,

                               /s/ Amanda Ravitz

                               Amanda Ravitz
                               Assistant Director
                               Office of Electronics and Machinery